                                               1934 Act Registration No. 1-12118

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Private Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of March , 2003
                                          -------

                        Ek Chor China Motorcycle Co. Ltd.

                 (Translation of registrant's name into English)

                                   21st Floor,
                            Far East Finance Centre,
                                16 Harcourt Road,
                                    Hong Kong
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes               No  X
                                ---              ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82            )
                                                -----------

Information furnished on this form :

(1) Press release, dated March 28, 2003, by the Registrant relating to the announcement of audited financial results for the year ended December 31, 2002.




                                     EXHIBIT

Exhibit Number                                                                               Page
--------------                                                                               ----
1.1   Press release, dated March 28, 2003, by the Registrant relating to the announcement      3
      of audited financial results for the year ended December 31, 2002.

                                                                     Exhibit 1.1

                                                           For Immediate Release
To: Business Editors


                        EK CHOR CHINA MOTORCYCLE CO. LTD.
                          ANNOUNCES 2002 ANNUAL RESULTS

HONG KONG, March 28, 2003 - Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China" or the "Company"; NYSE: EKC), today announced its results for the year ended December 31, 2002.


Highlights
----------

..    Net income - RMB53.0 million (US$6.4 million) (2001: RMB38.3 million).

..    Basic earnings per share - RMB3.02 (US$0.37) (2001: RMB2.19).

..    Share of net income of joint ventures and associated companies - RMB73.9 million (US$8.9 million) (2001: RMB54.1 million).


Overview
--------

Ek Chor China recorded net income of RMB53.0 million (US$6.4 million) in 2002, an increase of 38.4% over 2001. All the major ventures were profitable. Luoyang Motorcycle contributed to the bottom line by a strong rebounce from a loss operation in 2001.

The China market will remain full of challenges and changes. Demand for our products appears on the rise but is yet to establish a trend. Meanwhile, major international players are seeking opportunities in China. We will continue to monitor carefully market developments and to further focus on consolidating market share and improving operating efficiency.

Brief review of year ended December 31, 2002 results of the Company's joint
---------------------------------------------------------------------------
venture activities
------------------

..    Luoyang Northern Ek Chor Motorcycle Company Limited ("Luoyang Motorcycle")

     Luoyang Motorcycle recorded net sales of RMB873.3 million (US$105.5 million) in 2002, compared to RMB655.9 million in 2001, an increase of 33.1% compared to the previous year. Net income for the year was RMB2.0 million (US$0.2 million) (2001: net loss of RMB25.0 million).

     Luoyang Motorcycle's total unit sales were 294,840 units for 2002, an increase of 54.4% compared to the previous year. Unit sales for all models increased in 2002.

     The Company owns an effective 55% interest in Luoyang Motorcycle.

..    Shanghai-Ek Chor General Machinery Co., Ltd. ("Shanghai Machinery")

     Shanghai Machinery recorded net sales of RMB1,039.1 million (US$125.5 million) in 2002, compared to RMB985.8 million in 2001, an increase of 5.4% compared to the previous year. Net income was RMB119.3 million (US$14.4 million), a decrease of 10.6% compared to the previous year (2001: RMB133.4 million).

     Shanghai Machinery sold 998,749 automotive air conditioner compressors and 567,490 receiver dryers during the year ended December 31, 2002, increases of 35.6% and 19.4%, respectively, compared to 2001. In light of competitive conditions, Shanghai Machinery had to offer price cuts as demanded by its customers, which resulted in a reduction in net income.

     The Company owns an effective 50% interest in Shanghai Machinery.

..    Zhan Jiang Deni Carburetor Co. Ltd. ("Deni Carburetor")

     Deni Carburetor's sales for 2002 amounted to RMB237.5 million (US$28.7 million), compared to RMB205.5 million in 2001, an increase of 15.6%. Motorcycle carburetor sales continued expanding as the result of superior quality and focused marketing whereas automotive carburetor sales continued declining as the result of competition from fuel injection systems. Net income during 2002 was RMB35.8 million (US$4.3 million) (2001: RMB25.8 million). Net income increased through improvement in operating efficiency.

     Deni Carburetor sold 3,445,470 motorcycle carburetors and 14,896 automotive carburetors, an increase of 53.4% and a decrease of 27.0%, respectively, compared to 2001.

     The Company owns an effective 28% interest in Deni Carburetor.

..    ECI Metro Investment Co., Ltd. ("ECI Metro")

     ECI Metro is engaged in the dealership of a full range of Caterpillar products in several provinces and autonomous regions in China. Sales for 2002 were RMB423.6 million (US$51.2 million), compared to RMB257.4 million in 2001, an increase of 64.6%. ECI Metro's net income for 2002 was RMB15.4 million (US$1.9 million) (2001 : RMB1.8 million), an increase of 755.6 % over last year. In January, 2002, ECI Metro was awarded with four additional provinces and autonomous regions by Caterpillar in its dealership territory.

     The Company owns an effective 50% interest in ECI Metro.

..    Discontinued Operations

     On July 22, 2002, Ek Chor Investment Company Limited entered into an agreement with Nippon Seiki Co., Ltd. ("Nippon Seiki"), to dispose of its entire 43% equity interest in Hong Kong Ek Chor Nissei Company Limited ("Ek Chor Nissei"), for a cash consideration of US$5.4 million. Nippon Seiki had already owned a 43% equity interest in Ek Chor Nissei before this transaction. The transaction was completed in September 2002 and resulted in a gain on disposal of RMB15.3 million (US$1.9 million).

     The earnings from discontinued operations per share amounted to RMB0.01, RMB0.22 and RMB1.05 for the years ended December 31, 2000, 2001 and 2002, respectively.


Dividends
---------

The Board of Directors has decided not to declare any dividend for the year ended December 31, 2002.

                  *                *                 *

Exchange Rate Note : Certain amounts presented herein have been translated from
------------------
Renminbi ("RMB"), the legal tender currency in China, into U.S. dollars ("US$") solely for the convenience of the reader, using the unified exchange rate as quoted by the People's Bank of China on December 31, 2002 of RMB8.28 = US$1.00. No representation is made that RMB could have been, or could be, converted into US$ at that rate or any other rate, or at all.

                  *                *                 *

Ek Chor China is a Bermuda incorporated holding company which owns interests in and actively manages Sino-foreign joint ventures in China. These ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors, and certain other automotive instrumentation parts and components. The Company has considered and will consider from time to time divestment of its interests when presented with attractive opportunities. The Company's common shares are listed on the New York Stock Exchange under the symbol EKC.

--------------------------------------------------------------------------------
Ek Chor China Motorcycle Co. Ltd.
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                Year ended December 31,

                                                         2001           2002             2002
                                                         ----           ----             ----
                                                      RMB'000        RMB'000          US$'000

Share of net income of joint ventures
  and associated companies                             54,090         73,890            8,924
Interest income                                         5,620          2,700              326
Other income                                            1,263            895              108
                                                      -------        -------          -------
                                                       60,973         77,485            9,358
General and administrative expenses                   (25,367)       (23,976)          (2,896)
Management service and consultancy fees
  paid to ultimate holding company                     (2,060)        (3,762)            (454)
Foreign exchange gains, net                                19             73                9
Provision for investments                                   -        (16,500)          (1,993)
                                                      -------        -------          -------
Income before minority interests                       33,565         33,320            4,024
Minority interest                                         942          1,319              160
                                                      -------        -------          -------
Net income from continuing operations                  34,507         34,639            4,184
                                                      =======        =======          =======

Discontinued operations:
  Share of net income of a disposed
    associated company                                  3,832          2,999              362
  Gains on disposal of interest in
     an associated company                                  -         15,327            1,851
                                                      -------        -------           ------
                                                        3,832         18,326            2,213
                                                      =======        =======           ======


Net income                                             38,339         52,965            6,397
                                                      =======        =======          =======

Basic and diluted earnings per share (Note 1)         RMB2.19        RMB3.02          US$0.37
                                                      =======        =======          =======

------------------------------------------------------------------------------------------------

Note:

1    Earnings per share
     ------------------
     The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the applicable period.

     The weighted average number of shares of common stock outstanding was 17,526,000 for each of the years ended December 31, 2001 and 2002.

     As there were no diluted potential common shares in 2001 and 2002, the amounts of diluted earnings per share are the same as that of basic earnings per share for both of the years.

--------------------------------------------------------------------------------
Ek Chor China Motorcycle Co. Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                              2001              2002            2002
                                                              ----              ----            ----
                                                           RMB'000           RMB'000         US$'000
ASSETS

Current assets:

    Cash                                                   125,299           302,334          36,514
    Prepayments, deposits and other receivables              3,372             2,708             327
                                                           -------           -------         -------
Total current assets                                       128,671           305,042          36,841

Amounts due from related parties                           136,058            41,944           5,066
Property and equipment, net                                 44,346            43,401           5,242
Investments in PRC joint ventures                          419,599           428,652          51,769
Investments in associated companies                         70,735            41,288           4,986
                                                           -------           -------         -------
Total assets                                               799,409           860,327         103,904
                                                           =======           =======         =======

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current Liabilities:

    Accounts payable and accrued expenses                    3,050            12,322           1,488
                                                           -------           -------         -------
Total current liabilities                                    3,050            12,322           1,488

Amount due to a related party                                5,192             3,873             468

Shareholders' equity
    Capital stock - Common stock, par value
    US$0.10 per share, 25,000,000 shares authorized;
    17,526,000 shares outstanding                           10,652            10,652           1,286
Additional paid-in capital                                 740,828           740,828          89,472
Retained earnings                                           39,687            92,652          11,190
                                                           -------           -------         -------

Total shareholders' equity                                 791,167           844,132         101,948
                                                           -------           -------         -------

Total liabilities and shareholders' equity                 799,409           860,327         103,904
                                                           =======           =======         =======


--------------------------------------------------------------------------------
Ek Chor China Motorcycle Co. Ltd.
Summary of Financial Information
--------------------------------------------------------------------------------


                                                        Year ended December 31,

                                                      2001                 2002
                                                      ----                 ----
                                                   RMB'000              RMB'000

The Company
    Share of net income of joint ventures
      and associated companies                      54,090               73,890
    Provision for investments                            -               16,500
    Income before income taxes
      and minority interests                        33,565               33,320
    Net income                                      38,339               52,965
    Basic and diluted earnings per share           RMB2.19              RMB3.02


Luoyang Motorcycle
    Net sales                                      655,915              873,295
    Operating profit/(loss)                        (16,344)               5,222
    Income/(loss) before taxes                     (21,923)               5,574
    Net income/(loss)                              (25,023)               2,003


Shanghai Machinery
    Net sales                                      985,784            1,039,055
    Operating income                               193,473              168,245
    Income before taxes                            184,826              165,860
    Net income                                     133,406              119,322


Deni Carburetor
    Net sales                                      205,499              237,511
    Operating income                                34,194               46,419
    Income before taxes                             31,487               41,218
    Net income                                      25,765               35,784


ECI Metro
    Net sales                                      257,389              423,617
    Operating income                                 5,308               20,058
    Income before taxes                              1,258               15,995
    Net income                                       1,800               15,382


--------------------------------------------------------------------------------
Ek Chor China Motorcycle Co. Ltd.
Unit Sales
--------------------------------------------------------------------------------

                                                            Year ended
                                                            December 31         %Increase
                                                      2001            2002      Over 2001
                                                      ----            ----      ---------
Luoyang Motorcycle    -  50cc model                 13,018          23,013           76.8
                      -  70cc model                      -             367            N/A
                      -  90cc model                 86,715          98,200           13.2
                      - 100cc model                 54,503          77,131           41.5
                      - 110cc model                  7,510          44,739          495.7
                      - 125cc model                 28,661          50,454           76.0
                      - 150cc model                    535             936           75.0
                                                 ---------      ----------
                                                   190,942         294,840           54.4
                                                 ---------      ----------


Shanghai Machinery    - Air conditioner
                        compressors                736,493         998,749           35.6
                      - Receiver dryers            475,105         567,490           19.4

Deni Carburetor       - Motorcycle carburetors   2,246,200       3,445,470           53.4
                      - Automotive carburetors      20,400          14,896          (27.0)


                                     - end -


Distributed by Ek Chor China Motorcycle Co. Ltd.
For further information, please contact:

Ek Chor China Motorcycle Co. Ltd.
         Edward Chih-Li Chen                               Tel: (8621) 6467 8112

SIGNATURES
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Ek Chor China Motorcycle Co. Ltd.
                                               ---------------------------------
                                                        (Registrant)




Date : March 28, 2003                              By : /s/ Edward Chih-Li Chen
       --------------                                  -------------------------
                                                        Edward Chih-Li Chen
                                                        Director